BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

February 13, 2019

VIA EDGAR

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc. File No. 333-226811

Dear Ms. Rossotto and Ms. Fettig:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), set forth below are the Company’s responses to certain of the oral legal and accounting comments provided on November 9, 2018 and November 19, 2018 by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-14 (File No. 333-226811) filed on August 13, 2018 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing a revised version of its Registration Statement. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

Accounting Comments

1.            On page 16, in the discussion of PWAY’s expense limitation agreement, please add language to indicate that fees waived and expenses advanced by the PWAY adviser are subject to recoupment by the PWAY adviser under the terms of its ESA.

Response: The document has been revised as requested.

2.            On page 34, with respect to the additional language added about the amounts outstanding as of June 30, 2018, please explain in correspondence how these amounts tie to the aging chart contained on page 239.

Response: In the revised document, we revised the added language that had previously appeared on page 34 to only address the amounts outstanding that are still subject to repayment. The aging chart breaks these numbers down further on a quarter by quarter basis, showing the amount advanced each quarter and the components of these advancements (offering costs versus operating expenses). The aging chart also shows the period of time during which each advance is eligible for reimbursement, also on a quarterly basis.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

3.             On page 37, under the heading “Favorable Capital Structure,” please reconcile the statement that there will be no negative impact on PWAY stockholders with the fact that the FLEX shareholders will pay advisory fees on the ESA Reimbursement Amount.

Response: The document has been revised as requested.

4.             In the fee table on page 121, include in a footnote that the fees represented include the sales load on the shares.

Response: The document has been revised as requested.

5.             On page 132, in the pro formas, please confirm that the increase in estimated expenses for the transaction (from $500,000 to $600,000) is reflected throughout the pro formas.

Response: The document has been revised as requested.

6.             With respect to comment 18 of the response letter concerning parallel pricing, confirm if any valuation adjustments will be required as a result of the one private equity investment still under review.

Response: The Funds have completed the final valuation of the private equity investment and have determined that no valuation adjustments are required.

Legal Comments

7.             Please revise the document to make the disclosures on the most important stockholder considerations simple and clear. Focus on removing extraneous or duplicative information and using plain English. Specifically, avoid the use of “legalese” and defined terms. Please include disclosure of key stockholder issues in a bulleted list.

Response: The document has been revised as requested.

8.             In the second paragraph of the TPIC stockholder letter, highlight the differences between the funds.

Response: The document has been revised as requested.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

9.             In the third paragraph of the TPIC stockholder letter, simplify your disclosure to focus on the different investment strategies of TPIC and FLEX as they are relevant to stockholders voting on the merger. For example, it is not necessary to go into the level of detail of “up to 30% of its portfolio investments will consist of other securities…”

Response: The document has been revised as requested.

10.           In the fourth paragraph of the TPIC stockholder letter, include a plain statement that there will be a new investment adviser for the surviving fund as a result of the Merger.

Response: The document has been revised as requested.

11.           In the fourth paragraph of the TPIC stockholder letter, please remove the last sentence (which contains cross-references to the joint proxy statement and prospectus).

Response: The document has been revised as requested.

12.           After the fourth paragraph of the TPIC stockholder letter, please include a discussion of the 150% asset coverage proposal in a separate paragraph with its own heading. Such paragraph should cover the risks of leverage and the risks of the required share repurchase, such as the risk that assets will be depleted and that PWAY stockholders will not participate in the repurchase.

Response: The document has been revised as requested.

13.           In another new paragraph with a separate heading, please include a discussion of the $2 million payment. Such discussion should include risks and other implications for stockholders.

Response: The document has been revised as requested.

14.       In another new paragraph with a separate heading, note that post-Merger there will be a new investment advisory agreement and new directors.

Response: The document has been revised as requested.

15.           In your response letter, please address how TPIC has historically disclosed to stockholders the tax characteristics of its distributions to stockholders.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: TPIC historically discloses the tax characteristics of its distributions to stockholders in a number of ways. First, all distribution payments from any source other than the Company’s net income are accompanied by a notice that discloses the sources of those payments, pursuant to Section 19 of the 1940 Act. Second, each of the Company’s quarterly and annual reports includes disclosure regarding the source of all cash distributions paid during the corresponding period. Finally, the actual tax characteristics of distributions to stockholders are reported to stockholders annually on a Form 1099-DIV.

16.           In the TPIC stockholder letter, consider whether reference to TPIC should be included in the sentence beginning “This proposal will allow TPIC, and following completion of the Merger, FLEX, to immediately incur double the maximum amount of leverage…”

Response: The document has been revised as requested.

17.           In the TPIC stockholder letter, please revise the sentence beginning “The Merger is expected to qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended…” to simply state that the Merger is expected to be a tax-free reorganization.

Response: The document has been revised as requested.

18.           In the TPIC stockholder letter, please simplify the paragraph beginning “Completion of the Merger requires…” and revise the sentence “If all of the Proposals are not so approved…the board of directors of TPIC and PWAY will each consider such alternatives regarding the respective futures of TPIC and PWAY…” to note that liquidation is a possibility.

Response: The document has been revised as requested.

19.           In the PWAY stockholder letter, discuss up front that TPIC is a BDC and that the stockholder will become a stockholder of a BDC if the Merger is completed. Emphasize the differences between an interval fund and a BDC, including that stockholders will not have the opportunity to have their shares regularly repurchased. Emphasize that stockholders should consider these differences when deciding how to vote.

Response: The document has been revised as requested.

20.           In the PWAY stockholder letter, generally simplify the disclosure.

Response: The document has been revised as requested.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

21.           In numbered item 3 in paragraph 4 of the PWAY stockholder letter, add a brief discussion of the risks of increased leverage.

Response: The document has been revised as requested.

22.           In stockholder letters and Q&A, add a bold, bulleted list of items that stockholders need to consider, including language along the lines of the following:

a.             “You should also understand that, as condition of FLEX being able to immediately decrease its asset coverage ratio requirement to 150%, stockholders of TPIC at the time of TPIC’s stockholder meeting (but not stockholders of PWAY) will have the opportunity to have 100% of their shares repurchased by FLEX over the first year following the Merger.”

b.             The paragraph beginning “The number of shares repurchased pursuant to the share repurchase program will be limited as follows” on page 19.

c.            “PWAY stockholders who become FLEX stockholders in connection with the Merger will not be eligible to participate in the Special Repurchase Offer.”

d.            “Payment for tendered Eligible Special Repurchase Offer Shares may require FLEX to liquidate its portfolio holdings earlier than its investment adviser would otherwise have caused these holdings to be liquidated.”

e.            “FLEX’s shares of common stock will not be listed on any securities exchange and will not be not publicly traded, and FLEX does not currently intend to list its shares of common stock on any securities exchange. There is currently no secondary market for FLEX’s shares of common stock and it expects that no secondary market will develop. Therefore, FLEX’s stockholders should expect that they will have only a limited ability to sell their shares following the Merger. Limited liquidity will be provided to shareholders only through FLEX’s share repurchase program. Repurchases will be made on such terms as may be determined by FLEX’s board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of its board of directors, such repurchases would not be in the best interests of its stockholders or would violate applicable law. No stockholder will have the right to require FLEX to repurchase any of his or her shares, and there is no guarantee that FLEX’s stockholders will be able to sell all or any of the shares they desire under FLEX’s share repurchase program. In certain instances, repurchase offers may be suspended or postponed. If a stockholder has its shares repurchased under FLEX’s share repurchase program, the price for such shares repurchased may reflect a discount from the purchase price paid for such shares or the value of such shares received in connection with the Merger.”

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

f.             “The ESA Reimbursement Amount consists of obligations of TPIC that will be a liability of FLEX post-Merger and the timing of its payment following the Merger is uncertain.”

g.            “FLEX may not be able to pay you distributions, and FLEX’s distributions may not grow over time. FLEX’s ability to pay distributions might be adversely affected by, among other things, the effect of one or more of the risk factors described in this joint proxy statement and prospectus. In addition, the inability to satisfy the asset coverage test applicable to FLEX as a BDC can limit FLEX’s ability to pay distributions.”

h.            “FLEX is not obligated to complete a liquidity event by a specified date; therefore, it will be difficult for an investor to sell his or her common shares.”

i.             “FLEX may suspend or terminate its share repurchase program at any time.”

j.             “There are a number of risks to FLEX associated with the Special Repurchase Offer, including the following:”

Response: The document has been revised as requested.

23.          In the PWAY stockholder letter, simplify the sentence reading “Although PWAY stockholders are not being asked to vote on TPIC Proposals 2 through 4 as set forth above, a vote in favor of the Merger is, in effect, a vote in favor of those Proposals for the merged entity” and include specific reference to 150% asset coverage and the $2 million payment in simple language. For example, the $2 million payment is a liability of TPIC that will be carried over to FLEX and will become a burden on PWAY stockholders. Also, please move this concept to earlier in the letter.

Response: The document has been revised as requested.

24.          In the meeting notice letters, you say that stockholders “have the option to revoke the proxy at any time prior to the meeting…” Please describe how stockholders can revoke their proxy.

Response: The document has been revised as requested.

25.          On page 1, you state that “Under the terms of the Merger Agreement, shares of TPIC Common Stock will be issued in the Merger at a price per share equal to TPIC’s then-current net asset value per share.” Please explain the effect of the $2 million payment on the net asset value.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: The document has been revised as requested.

26.          Simplify the Q&A and seek to reduce the use of defined terms. Clearly explain the nature of the merger (now stockholders of BDC with new adviser and limited repurchase opportunities), 150% asset coverage and its implications, the 100% repurchase and its implications, and the $2 million payment and its implications to stockholders. Also, add in straightforward terms why each board of directors thought the Merger was in the best interests of TPIC/PWAY, and that liquidation is an alternative. Use “you” to refer to stockholders. You can remove par value and other superfluous information that detracts from the message to stockholders.

Response: The document has been revised as requested.

27.          Below the chart on page 3, move down the board recommendations to a less prominent location.

Response: The document has been revised as requested.

28.          On page 9, simplify the discussion of investment strategies. Qualifying assets, for example, do not need to be discussed here.

Response: The document has been revised as requested.

29.          Simplify the chart on pages 12-17 as much as possible. It is included elsewhere; this version should just be a summary.

Response: The document has been revised as requested.

30.          On page 18, in the response to the question “Will FLEX be able to incur additional leverage relative to TPIC and PWAY?” add a discussion of the risks associated with leverage. Also add these to the chart above.

Response: The document has been revised as requested.

31.          On page 19, simplify the response to the question “Is approval of Proposal 4 by TPIC stockholders required for completion of the Merger and will FLEX conduct special repurchase offers if Proposal 4 is approved and the Merger is completed?”

Response: The document has been revised as requested.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

32.          On page 20, you state “However, TPIC never obtained that exemptive relief.” If there has been prior public disclosure of why such exemptive relief was not obtained, please include it here as well.

Response: The document has been revised as requested.

33.          In the same paragraph on page 20 regarding co-investment, please discuss the implications for stockholders.

 Response: The document has been revised as requested.

34.          On page 20, in the question and answer “What will happen to the current PWAY Expense Limitation Agreement (the “PWAY ELA”)?” please revise the answer to be in plain English. The last sentence is a good example. Consider using the last sentence and elaborating further.

Response: The document has been revised as requested.

35.          On page 20, you note “this amount will not be immediately paid to the TPIC Investment Adviser but shall become a liability on the balance sheet of FLEX…” Please explain this in plain English.

Response: The document has been revised as requested.

36.          On page 22, the question “Will there be any changes to the options or services associated with my account as a result of the Merger?” should include a Q&A for any changes to fees.

Response: The document has been revised as requested.

37.          On page 30, the discussion under the caption “Special Repurchase of Shares” should be simplified. Make clear that the repurchase and asset coverage increase is a condition of the Merger. Also, the use of the defined term “Eligible Special Repurchase Offer Participant” does not make clear that only TPIC stockholders will be able to participate. Revise language stating that FLEX “intends to” make the Special Repurchase Offer to state that FLEX “will” make such offer.

Response: The document has been revised as requested.

38.          Explain on page 33, under the heading “Consideration” (or elsewhere), how the $2 million payment factors into what PWAY stockholders receive. Also note the implications on NAV from the share repurchase.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: The document has been revised as requested.

39.          On page 34, in the bullet “Dilution to TPIC Stockholders,” please address that the $2 million reimbursement payment will be dilutive. Also, you note that “the point at which FLEX stockholders will begin to receive income in excess of the dilution depends on a series of factors…” Is the repurchase and need to sell assets one of these factors?

Response: Additional language has been added to the bullet entitled “Dilution to Stockholders” to address the dilutive effect of the ESA Reimbursement Amount and to address the possibility that the repurchase offer could further delay the point at which FLEX stockholders receive income in excess of dilution.

40.          On page 34, consider whether the $5,067,191 amount is moot or appropriate to disclose.

Response: We removed references to this amount from the document.

41.          The following language from page 35 should be disclosed in the stockholder letter: “The PWAY Investment Adviser believed that pursuing a merger with TPIC was the best available alternative and in the best interests of PWAY and its stockholders as the most likely alternative to that merger was liquidating PWAY, which the PWAY Investment Adviser believed would be more risky to PWAY and its stockholders as a result of having to sell portfolio investments in a forced manner that might not result in the most attractive prices.”

Response: The document has been revised as requested.

42.          In the discussion of factors consider by PWAY’s board beginning on page 35, did the Board consider the impact on PWAY stockholders of the repurchase in connection with the leverage increase and the potential impact on the portfolio?

Response: Yes, the PWAY board considered the impact of the 100% repurchase offers to be made to TPIC stockholders but not PWAY stockholders.  The disclosure has been updated to this effect.

43.          On page 37, in the bullet “Favorable Capital Structure,” is it true that there is “no negative impact” on PWAY stockholders from the $2 million payment, as it is a liability of TPIC that will need to be repaid by FLEX?

Response: The document has been revised to provide that the impact of the $2 million payment on PWAY stockholders will be minimal.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

44.          On page 58, you state that “a portion of the distributions TPIC has paid in the past, and a portion of the distributions that FLEX may continue to pay following the Merger, may come from offering proceeds” and “There can be no assurance that, following the Merger, FLEX will achieve such performance in order to sustain these distributions, or be able to pay distributions at all.” If this will continue to be true of FLEX, it should be disclosed in a more prominent location and explained in plain English.

Response: The document has been revised as requested.

45.          On page 76, consider whether references should be to TPIC or FLEX in the risk factor beginning “The TPIC Common Stock issued in connection with the Merger…”

Response: The document has been revised as requested.

46.          On page 77, consider whether the risk factor entitled “Forced liquidation and being publicly listed may have adverse impact on the value of FLEX’s common stock” is realistic considering the remote likelihood that FLEX will be publicly listed.

Response: We removed this risk factor.

47.          On page 82, the risk factor entitled “Recent legislation may allow TPIC and, following completion of the Merger, FLEX to incur additional leverage” should be revised to make clear that increased leverage is a condition to the Merger.

Response: The document has been revised as requested.

48.          See page 93 under “General Description of the Merger” for what the SEC Staff considers a good plain English description of the Merger.

Response: This language has been moved to the stockholder letter and Q&A sections.

49.          See page 117 for a good explanation of 150% asset coverage that other disclosures should follow. Move up the introductory paragraphs and the paragraphs under “Reasons to Decrease the Required Asset Coverage Ratio” and “Key Stockholder Considerations and Risk Factors.”

Response: The document has been revised as requested.

50.          Please include the discussion on page 122 regarding “Considerations by the Board of Directors” in other sections where board consideration of the Merger is discussed, as increased leverage is a condition of the Merger.

Karen Rossotto

Christina DiAngelo Fettig

Securities and Exchange Commission

February 13, 2019

Response: The document has been revised as requested.

51.          On page 123, revise the language at the bottom of the page to make clear that it is the TPIC board of directors that recommends a vote “for” Proposal 4.

Response: The document has been revised as requested.

52.          On page 199, you state that “Any amount waived pursuant to the FLEX ELA is subject to repayment to the New Investment Adviser (a “FLEX ELA Reimbursement”) by FLEX within the three years following the end of the quarter in which the waiver was made by the New Investment Adviser” (emphasis added). Please revise to read “following the date on which the waiver was made.”

Response: The document has been revised as requested.

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698 or Jon Talcott at (202) 712-2806.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for Triton Pacific Investment Corporation, Inc.